UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

November 21, 2012

Commission File Number : 000-30354

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

    ☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

    ☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a statement dated November 21, 2012 relating to the Press Release of the Company’s Annual Results for the year ended August 31, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director,
Chief Financial Officer and Company Secretary

Dated: November 21, 2012

For immediate release

City Telecom Announced 2012 Annual Results

Highlights

•

Profit from discontinued operations (net of tax) of HK$3,771.7 million due to the very substantial disposal of the Group’s International Telecommunications Services (“IDD”) and Fixed Telecommunications Network Services (“FTNS”) Businesses (the “Telecom Business”) during the year

•	Strong balance sheet with net cash position of HK$2,623.8 million

•	On continuing operations, a loss of HK$73.8 million incurred (FY2011 : HK$32.1 million) due to the start-up multimedia business

•	Turnover from continuing operations amounted to HK$3.8 million (FY2011 : HK$Nil)

•

Recommended a final dividend of HK15 cents per ordinary share in cash (FY2011 : HK15 cents per ordinary share) bringing total dividend to HK30 cents per ordinary share for FY2012 (FY2011 : HK30 cents per ordinary share)

(Hong Kong, 21 November 2012) City Telecom (H.K.) Limited (“City Telecom” or “the Group”, HKEX : 1137, NASDAQ : CTEL) announced annual results for the 12 months ended 31 August 2012 (FY2012).

“2012 is a special year for City Telecom. On one hand we celebrated 20th Anniversary, and we concluded our first venture in Telecom business on the other. There are ups and downs in economic cycles, so do business financial returns. Our management team foresees the constraints on expansion and competition for operating fixed telecommunications network service in a small city like Hong Kong; and we also noticed the rapid growth for the demand towards Chinese entertainment programmes globally, particularly from China.” Mr. Ricky Wong, Chairman of the Group said.

Financial Review

FY2012 was an extraordinary year in terms of cashflow due to the disposal of the Telecom Business during the year which has secured our funding flexibility to develop the Multimedia Business. While we are at the start-up stage preparing for the TV programme library, no material revenue was generated from the Multimedia Business during the year. Most of the resources were mainly invested into producing “weapons” for the battle to be declared.

On our continuing operations which include Multimedia Business as well as corporate functions, a net loss of HK$73.8 million was recorded in FY2012 versus a net loss of HK$32.1 million in FY2011 mainly due to the uncapitalised expenses from Multimedia Business which represented the talent costs expensed to profits and loss before resources being fully deployed to the production during the year, and the maintenance of full corporate functions after the disposal of Telecom Business.

There were HK$3.8 million turnover generated in FY2012 (FY2011 : HK$Nil) mainly represented the licence fee received from the Telecom Business to broadcast the news content produced by the news production operation unit, and the income received from artiste management functions.

As at 31 August 2012, we invested HK$87.6 million into programme costs which mainly represented the capitalisation of talent costs and production overheads which were directly attributable to programme production and purchased contents during the year (FY2011 : HK$Nil).

On 11 April 2012, the Group announced to dispose our telecommunications businesses (“the “Discontinued Operations”) in Hong Kong and in Canada to enable us to focus on the Multimedia Business. The Group subsequently received the final consideration of HK$4,873.6 million on 30 May 2012 to conclude our 20-year legend in the FTNS and IDD landscape. This transaction has brought to us a gain on sale of Discontinued Operations of HK$3,520.1 million, together with the 9 months operation results from the Telecom Business before the disposal, the total net profits generated from the Discontinued Operations were HK$3,771.7 million.

Business Review

On 30 May 2012, the Group completed the very substantial disposal transaction of the entire Telecom Business, since then, the Multimedia Business becomes the principle focus of the Group, which includes the production, sales and distribution of Cantonese TV drama series, news programmes and other TV programmes. It will also include the offering of free TV programming services in Hong Kong, subject to the grant of the domestic free television programme service licence by the Chief Executive in Council.

While our first 9 months financial results were mainly contributed by the Telecom Business, we have been actively building our foothold in the Multimedia Business in Hong Kong since FY2011. In FY2011 Chairman’s Statement, Mr. Ricky Wong clearly stated our vision for this new business – “to unleash the creativity potential of drama production in Hong Kong, and to nurture hundreds of writers in the coming eight to ten years, bringing Hong Kong back into the position of Asian drama production hub.” With this clear direction in mind, we are running the talk now :

Reversing the Creative Direction

City Telecom is reputable in leading “change” in an industry and in fighting the Goliath, and our management team is distinctive at execution to make our dream come true. All of these have been well proved in our 20-year history in the telecommunications industry. Now, we are stepping into a new arena – to drive for a revolution change here, our first change is to enable a much larger room for creativity and possibility which we consider as one of the key determining factors to encourage variety and to unleash the creativity potential for drama production. In long run, we aim to prolong the creative period from approximately 3 months to approximately 6 months to further enhance the quality.

Strong Production Momentum

Since mid-2011, we embarked a large scale “head-hunting” process to recruit the top tier talent in the multimedia industry – from creative directors to post production professionals, we now have a professional team of more than 500 talent together with about 220 artistes. All of us are gear-up in full speed to prepare for the battle – since April 2012, we started to produce our “weapons” – at present, we have completed shooting for 4 TV drama series with 4 others in progress (ranging from 10-30 hours per series).

Our another focus is on infotainment and variety programme – we expect to produce a wide spectrum of programmes with no boundary on subjects and locations, ranging from world class production, such as “Challenge” to execute impossible missions including chasing the hurricane in the United States, climbing into a live volcano in Vanuatu, etc., and and to programmes introducing local delicacy culture, such as “Secret of Food”.

Upon the disposal of the Telecom Business, the news production operation unit remained with the Group which will continue to provide news content to the Telecom Business for their bbTV broadcasting use under a licensing arrangement. Once our broadcasting start, our news production operation unit will fully support the news programme production.

Apart from the above self-produced programmes, we also purchased popular and high quality contents from Japan, Korea and Mainland China including TV drama series and cartoons. To adapt to local audiences, we maintain a professional dubbing team for the post production process, including dubbing to local language and subtitling. As of 31 August 2012, we have more than 850 episodes of purchased content in our library.

With the assumption that we can start broadcasting in the second half of 2013, we intends to double our 2012 production output on TV drama series, and on infotainment and variety programmes in 2013.

Top Tier Hardware

We understand hardware is an inevitable component to link talent and creativity together for high quality output. Hence, we are committed to invest resources to provide top tier facilities :

1.	TV & Multimedia Production and Distribution Centre in Tseung Kwan O Industrial Estate (the “The Centre”)

After our ground breaking ceremony in February 2012, the Centre reached its milestone in October 2012 by completing the foundation work and is now under the tendering stage on superstructural works. The Centre will possess gross floor area of approximately 500,000 sq. ft. and consists of 12 studios, including an 18,000 sq. ft. studio which is the largest in Hong Kong and smaller studios with 3,000 sq. ft. each. Construction works are expected to be completed in FY2014 and the Centre will become our headquarter.

2.	Hollywood movie graded production equipment

While we mentioned we are aiming at quality production, we are the first in the Hong Kong free TV platform to use Hollywood movie graded ARRI cameras for TV drama series production. Moreover, according to our plan, we will also have the post production facilities in the Centre to equip with pioneering technology, compatible for 3D, 4k and even 8k super-high standards. In short, our hardware would be future-proofed not only for today’s production.

Audience Engagement

City Telecom is well known to be a pioneer, and we are not going to position ourselves same as the incumbent – our aim is clear – to have our high quality production to go beyond the traditional free TV platform. Nowadays, it is almost impossible to capture 100% of our audience’s eyeballs back to the TV screen because of the “competition” from the companion devices which are indefeasible equipment in our daily lives. Riding on our expertise on communication technology, we are going to create and integrated interactive multi-screen viewer experience, so as to “engage” the companion device users to “stick” with our productions, no matter on TV screen or on the companion device screen.

In short, our whole team consisting over 700 professionals are all excited about this new multimedia venture in Hong Kong – more important, we share the same vision as our Chairman, Mr. Ricky Wong – we want to enhance the quality and increase the variety to our Hong Kong people, so as to bring Hong Kong back into the position of Asian drama production hub.

Wong continued, “Most of us know that, viewers’ behaviour has been changing and most of them would not retain 100% of their focus on TV screens. Those who are able to attract the eyeballs of the audience will become the King of the traditional TV industry. If someone still insists on casting and traditional TV programme production, one would be weeded out by the market force created by technology.”

Prospects

From this year onward, City Telecom is a 100% devoted multimedia company in Hong Kong. While we are in the start-up stage, when transparency is low and subject to wider business variance and the granting of the free domestic television programme service licence, our preliminary key metrics are planned below but are subject to change as business and market condition evolves :

•

Self-produced content will scale up and plan to double the production output in 2012 with a budget of approximately HK$1.0 million per hour for TV drama series production in 2013. We expect that majority of the production related costs and overheads will be capitalized until airing of programmes, expected some 6-9 months after the free domestic television programme service licence grant.

•

Capital Expenditure of about HK$700.0 million, majority of which will be for the new Multimedia Production & Distribution Centre under construction in Tseung Kwan O Industrial Estate, New Territories. The latest announced construction cost budget is expected to be not less than HK$800.0 million to FY2014.

“I strongly believe that City Telecom has marshaled the essential Talents and financial resources to face the challenge. The road ahead will not be simple and flat, but this is a long-term investment project. The only thing that went beyond my expectation is the approval time for the Domestic Free Television Programme Service Licence. We have been very aggressive to express our concerns and urge the Government to grant the licence as soon as possible. Up to this moment, I have not heard of any negative feedback or comments so far. While our application has reached the final stage of vetting, we strongly believe that City Telecom will be granted the licence as planned.” Wong concluded.

- End -

About City Telecom

City Telecom (H.K.) Ltd. is a Hong Kong and the U.S. listed company (HKEX : 1137; NASDAQ : CTEL). Established in 1992, the Group possesses extensive and successful experience in telecom market liberalization, popularizing advanced technology & applications. The Group strives to expand its foothold to the TV industry. Since 2011, Hong Kong Media Production Company Limited has been aggressive in forming the dream team of artistes, production and creative Talents, as well as artistes.

The Group will invest over HK$800 million in the next three years to build a 500,000 sq. ft. TV & Multimedia Production Centre, including the largest studio in Asia with an area of 18,000 square ft. and post-production suite equips with 3D and Super High-definition production facilities. The production centre is expected to go into full operation in 2014.

At commencement, City Telecom’s TV business will broadcast 12 channels, and will increase to 20 in 3 years. City Telecom targets to produce drama totaling 260 hours in 2012 and 650 hours in 2013. 104 hours of variety and infotainment programs will also be produced in 2012 and 520 hours in 2013.

For Enquiries, please contact :
Corporate Communications	Investor Engagement
Jessie Cheng	Alice Wong
Tel : +852 3145 4118	Tel : +852 3145 6888
Email: chengcm@ctihk.com	Email : investor_engagement@ctihk.com